09042970

SEC Mail Processing Section

NOV 27 2009

Washington, DC 122

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47788

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2008 (MM/DD/YY) AND ENDING September 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equibond, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Century Park East Suite 1470
(No and Street)

Los Angeles (City) California (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay Lustig (310)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2009
BRANCH OF REGISTRATIONS
10 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay Lustig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equibond, Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of PA
County of Westmoreland
Subscribed and sworn (or affirmed) to before me this 28th day of Oct, 2009 by ______ personally known to me or proved to me on the basis of satisfactory evidence to be

Notary Public

Signature

Pres

Title

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Rhonda L. Hotzel, Notary Public
Rostraver Twp., Westmoreland County
My Commission Expires Dec. 31, 2009
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Equibond, Inc.:

We have audited the accompanying statement of financial condition of Equibond, Inc. (the Company) as of September 30, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equibond, Inc. as of September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 25, 2009

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Equibond, Inc.
Statement of Financial Condition
September 30, 2009

Assets

Cash and cash equivalents	$	96,751
Receivables from clearing organization		41,361
Deposit with clearing organization		107,867
Marketable securities, at market value		23,665
Property and equipment, net		22,746
Deferred tax asset		98,441
Deposits		6,276
Other assets		600
Total assets	$	397,707

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	21,000
Commissions payable		16,150
Employee compensation and benefits payable		6,509
Payable to clearing organizations		1,020
Deferred taxes payable		3,079
Total liabilities		47,758

Commitments and contingencies

Stockholder's equity

Common stock, no par value, 100,000 shares authorized, 5,000 shares issued and outstanding		50,000
Additional paid-in capital		647,000
Accumulated deficit		(347,051)
Total stockholder's equity		349,949
Total liabilities and stockholder's equity	$	397,707

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Operations
For the Year Ended September 30, 2009

Revenues	
Commissions	$ 10,319
Interest and dividend	55,111
Other income	5,761
Net investment gains (losses)	3,694,624
Total revenues	3,765,815
Expenses	
Employee compensation and benefits	573,261
Commissions and floor brokerage	2,892,624
Communications	109,372
Interest	22,778
Occupancy expense	86,244
Other tax	19,894
Other operating expenses	160,861
Total expenses	3,865,034
Net income (loss) before income tax provision	(99,219)
Income tax provision (benefit)	(55,979)
Net income (loss)	$ (43,240)

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at September 30, 2008	$ 50,000	$ 647,000	$ (303,811)	$ 393,189
Net income (loss)	-	-	(43,240)	(43,240)
Balance at September 30, 2009	$ 50,000	$ 647,000	$ (347,051)	$ 349,949

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2009

Cash flow from operating activities:		
Net income (loss)		$ (43,240)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 10,576	
(Increase) decrease in assets:		
Receivables from clearing organization	23,065	
Deposit with clearing organization	45,902	
Marketable securities, at market value	27,956	
Receivable - other	30,000	
Deferred tax asset	(56,065)	
Increase (decrease) in liabilities:		
Commissions payable	11,329	
Employee compensation and benefits payable	(389)	
Payable to clearing organizations	(6,439)	
Deferred taxes payable	(715)	
Total adjustments		85,220
Net cash and cash equivalents provided by (used in) operating activities		41,980
Cash flow from investing activities		
Purchase of property and equipment	(3,730)	
Net cash and cash equivalents provided by (used in) investing activities		(3,730)
Net cash and cash equivalents provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		38,250
Cash and cash equivalents at beginning of year		58,501
Cash and cash equivalents at end of year		$ 96,751
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 22,778	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Equibond, Inc. (the "Company") was incorporated in the State of California on September 19, 1994. In April, 1995, the Company registered as a broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services. These classes include retailing of Corporate OTC equities, Corporate debt securities and trading on its own account. The Company is also authorized as muncipal securities broker and option writer. The Company does not hold customer funds and/or securities. The Company has over 280 clients.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Receivables from clearing organization represent commissions earned on security transactions. These receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtfull accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The Company has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no material impact on previously reported results of operations or stockholder's equity

Note 2: RECEIVABLES FROM CLEARING ORGANIZATION

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of September 30, 2009, the receivables from clearing organization of $41,361 are pursuant to these clearance agreements.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Wedbush Inc. ("Clearing Broker") to carry its account accounts of its customer of the Clearing Broker. This Clearing Broker has custody of the Company's cash and securities balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on the cash balance at the average overnight repurchase rate.

Balance at September 30, 2009 consists of the following:

Cash	$	1,840
Treasury bills		106,027
Total	$	107,867

Note 4: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consist of restricted corporate stocks. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. The accounting for the mark-to-market on proprietary trading is included in the Statement of Operations as net investment gains of $3,694,624.

Securities, at market value consists of the following:

NDAQ stock	$	6,315
Equities		3,400
Bonds		13,950
Total	$	23,665

Note 5: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

		Useful Life
Furniture and fixtures	$ 102,612	7
Machinery and equipment	124,215	7
	226,827	
Less: accumulated depreciation	(204,081)	
Property and equipment, net	$ 22,746	

Depreciation expense for the year ended September 30, 2009, was $10,576.

Note 6: INCOME TAXES

The provision for income tax expense (benefit) comprises of the following:

	Current	Deferred	Total
Federal	$ -	$ (38,040)	$ (38,040)
State	800	(18,739)	(17,939)
Total income tax expense (benefit)	800	(56,779)	$ (55,979)

The Company has available at September 30, 2009, certain federal and state net operating losses (NOLs), which can be carried forward to offset future taxaxble income. The Federal NOLs expires in 20 years and the states NOLs expire in three (3) to five (5) years. The Federal NOLs produce a deferred tax asset of approximately $62,333 and the states NOLs produce a deferred tax asset of approximately $17, 398.

Note 7: RELATED PARTY TRANSACTIONS

The Company's sole shareholder owns 100% JHL Holdings Company. In addition, the Company's sole shareholder and JHL Holdings Company are the only two members of Equibond, LLC ("Equibond"). Prophecy Partners, LP ("Prophecy") is a hedge fund managed by Equibond. Both the Company's sole shareholder and Equibond are limited partners of Prophecy. Prophecy has a customer account with the Company. For the year ended September 30, 2009, the Company earned $439,987 from trades executed for the Prophecy Account.

Note 7: RELATED PARTY TRANSACTIONS (Continued)

For the year ended September 30, 2009, the Company paid $1,643,527 to Prophecy as a commission rebate, which is included in commissions on the Statement of Operations.

Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 9: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement for office space under a non-cancellable lease which commenced March 10, 2005, which was expires April 30, 2010 per the amended agreement. This lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor.

At September 30, 2009, the minimum annual payments are as follows:

Year Ending September 30,		
2010	$	52,300
2011 & thereafter		-
	$	52,300

Rent expense for the year ended September 30, 2009, was $77,541.

The Company has a rent deferral amount of $8,365, which is due at the end of the lease term. However, this amount will be due immediately if the Company defaults on the terms of the lease agreement.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending September 30, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement No.	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After December 15, 2008
SFAS 141(R)	Business Combinations	After December 15, 2008
SFAS 157	Fair Value Measurements	After December 15, 2007
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After December 15, 2007
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2009, the Company had net capital of $217,373 which was $117,373 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($43,964) to net capital was 0.2 to 1, which is less than the 15 to 1 maximum allowed.

Equibond, Inc.
Notes to Financial Statements
September 30, 2009

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $6,496 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule			$	210,877
Adjustments:				
Accumulated deficit	$	6,491		
Haircuts & undue concentration		5		
Total adjustments				6,496
Net capital per audited statements			$	217,373

Equibond, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2009

Computation of net capital		
Common stock	$ 50,000	
Additional paid-in capital	647,000	
Accumulated deficit	(347,051)	
Total stockholder's equity		$ 349,949
Less: Non-allowable assets		
Property and equipment, net	(22,746)	
Deferred tax asset	(98,441)	
Deposits	(6,276)	
Other assets	(600)	
Total non-allowable assets		(128,063)
Net capital before haircuts		221,886
Less: Haircuts and undue concentration		
Haircut on marketable securities	(1,457)	
Haircut on treasury securities	(1,590)	
Haircut on debt securities	(837)	
Undue concentration	(629)	
Total haircuts & undue concentration		(4,513)
Net Capital		217,373
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 of net aggregate indebtedness	$ 2,931	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 117,373
Ratio of aggregate indebtedness to net capital	0.2 : 1	

There was a difference of $6,496 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated September 30, 2009. See Note 12.

See independent auditor's report

Equibond, Inc.
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2009

A computation of reserve requirements is not applicable to Equibond, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Equibond, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of September 30, 2009

Information relating to possession or control requirements is not applicable to Equibond, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Equibond, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Equibond, Inc.:

In planning and performing our audit of the financial statements of Equibond, Inc. (the Company), as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES NEW YORK OAKLAND

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 25, 2009

Equibond, Inc.

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Period Ended September 30, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Equibond, Inc.

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments (Form SIPC-7T) of Equibond, Inc. ("the Company") for the period from April 1, 2009 to September 30, 2009. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the period ended September 30, 2009, with the amounts reported in General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Equibond, Inc. taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, CA
November 25, 2009

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Equibond, Inc.
Schedule of Securities Investor Protection Corporation Assessments and Payments
For the Period Ended September 30, 2009

	Amount
Total assessment	$ 1,439
SIPC-4 general assessment Payment made on December 31, 2008	(150)
SIPC-7T general assessment Payment made on November 24, 2009	(1,289)
Total assessment balance (overpayment carried forward)	$ - 0-

SEC
Mail Processing
Section
NOV 27 2009
Washington, DC
122

Equibond, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2009